Exhibit 99.1

ZTO Reports Fourth Quarter 2021 and Fiscal Year 2021 Unaudited Financial Results

22.3 Billion Annual Parcels Increased Market Share to 20.6%

Adjusted Net Income Reached RMB4.9 Billion while Price Competition Cooled

US$0.25 per Share Dividend Announced for 2021

SHANGHAI, March 16, 2022/PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021[1]. The Company grew parcel volume 5.3 billion, or 31.1%, for 2021 while achieving high customer satisfaction as well as earnings growth. Cash generated from operating activities totaled RMB7.2 billion for the year.

Fourth Quarter 2021 Financial Highlights

·	Revenues were RMB9,217.5 million (US$1,446.4 million), an increase of 11.6% from RMB8,257.1 million in the same period of 2020.
·	Gross profit was RMB2,250.9 million (US$353.2 million), an increase of 21.1% from RMB1,858.3 million in the same period of 2020.
·	Net income was RMB1,747.7 million (US$274.2 million), an increase of 35.3% from RMB1,291.6 million in the same period of 2020.
·	Adjusted EBITDA[2] was RMB2,739.2 million (US$429.8 million), an increase of 29.3% from RMB2,119.3 million in the same period of 2020.
·	Adjusted net income[3] was RMB1,745.3 million (US$273.9 million), an increase of 35.2% from RMB1,290.5 million in the same period of 2020.
·	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB2.18 (US$0.34), an increase of 40.6% from RMB1.55 in the same period of 2020.
·	Adjusted basic and diluted net earnings per American depositary share[5] attributable to ordinary shareholders were RMB2.18 (US$0.34), an increase of 40.6% from RMB1.55 in the same period of 2020.
·	Net cash provided by operating activities was RMB 3,023.8 million (US$474.5 million), compared with RMB2,040.3 million in the same period of 2020.

Fiscal Year 2021 Financial Highlights

·	Revenues were RMB30,405.8 million (US$4,771.3 million), an increase of 20.6% from RMB25,214.3 million in the same period of 2020.
·	Gross profit was RMB6,589.4 million (US$1,034.0 million), an increase of 12.9% from RMB5,837.1 million in the same period of 2020.
·	Net income was RMB4,701.3 million (US$737.7 million), an increase of 8.7% from RMB4,326.4 million in the same period of 2020.
·	Adjusted EBITDA[2] was RMB 8,300.7 million (US$1,302.6 million), an increase of 16.0% from RMB7,155.1 million in the same period of 2020.
·	Adjusted net income[3] was RMB4,947.0 million (US$776.3 million), an increase of 7.8% from RMB4,589.5 million in the same period of 2020.
·	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB 5.80 (US$0.91), an increase of 7.0% from RMB 5.42 in the same period of 2020.
·	Adjusted basic and diluted net earnings per American depositary share[5] attributable to ordinary shareholders were RMB 6.10 (US$0.96), an increase of 6.1% from RMB5.75 in the same period of 2020.
·	Net cash provided by operating activities was RMB7,220.2 million (US$1,133.0 million), compared with RMB4,950.7 million in the same period of 2020.

Operational Highlights for Fourth Quarter 2021

·	Parcel volume was 6,343 million, an increase of 17.2% from 5,410 million in the same period of 2020.
·	Number of pickup/delivery outlets was over 30,400 as of December 31, 2021.
·	Number of direct network partners was over 5,700 as of December 31, 2021.
·	Number of line-haul vehicles was approximately 10,900 as of December 31, 2021, which were self-owned vehicles.
·	Out of the approximately 10,900 self-owned trucks, over 9,000 were high capacity 15 to 17-meter-long models as of December 31, 2021, compared to approximately 7,900 as of September 30, 2021.
·	Number of line-haul routes between sorting hubs was approximately 3,700 as of December 31, 2021, compared to over 3,600 as of September 30, 2021.
·	Number of sorting hubs was 99 as of December 31, 2021, among which 88 are operated by the Company and 11 by the Company’s network partners.

(1)             An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)            Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the net gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(3)            Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as net gain on disposal of equity investment and subsidiary in which management aims to better represent the underlying business operations.

(4)            One ADS represents one Class A ordinary share.

(5)            Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “Facing COVID-19 pandemic shockwaves, signs of weakness in the economy and dislocations in industry dynamics, ZTO once again achieved satisfactory results in all three areas of our strategic focus for 2021. First, our quality of service and customer satisfaction continued to rank top above our industry peers; Secondly, our parcel volume grew 5.3 billion or 31.1% to reach 22.3 billion, with which, we maintained our number one position in market share at 20.6%; Thirdly, our adjusted net earnings expanded 7.8% to 4.9 billion, setting us further apart from the rest.”

Mr. Lai added, “While the growth prospects are intact for the long run, 2022 is likely a year of volatility or unexpectedness. We are watchful of what is taking place in the world and maintain vigilance and diligence in doing what we can and must. Capacity and efficiency are critical to the scale-dependent express delivery business. Our past success is built upon the strength of our vast network of infrastructure and well-integrated franchise-partners, both of which, took us years of consistent investments and cultivation. Together with an increasing level of standardization and digitization throughout our operations and our developing comprehensive logistic capabilities, we are ever so confident to secure a larger share of the growing market with greater cost efficiencies and achieve a bigger share of the profit than any of our competitors.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “The impact from competition-driven price decline continued to diminish and, the 1.3% ASP decline for the fourth quarter brought the full year ASP decline for our core express delivery business to 5.7% or 7 cents, out of which, 3 cents was resulted from average parcel weight drop. During the second half of the year, various corporate initiatives were systemically implemented to improve visibility to pertinent and timely data valuable for analytics and quicker response. More of such implementations are on the way and, we have begun to see benefit on our earnings quality.”

Ms. Yan added, “Our corporate cost structure remained stable and efficient. SG&A as a percentage of revenue declined 0.2 pts to 5.4%. For the full year, capital expenditure totaled 9.3 billion and, we generated 7.2 billion of cash from operating activities which grew 45.8% year over year. We reasonably anticipate that cash generated from operating activities would well exceed capital expenditures for 2022.”

Fourth Quarter 2021 Financial Results

	Three Months Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	7,172,717	86.9	8,428,942	1,322,685	91.4
Freight forwarding services	618,930	7.5	378,248	59,355	4.1
Sale of accessories	336,628	4.1	352,414	55,301	3.8
Others	128,869	1.5	57,915	9,089	0.7
Total revenues	8,257,144	100.0	9,217,519	1,446,430	100.0

Total Revenues were RMB9,217.5 million (US$1466.4 million), an increase of 11.6% from RMB8,257.1 million in the same period of 2020. Revenue from the core express delivery business increased 15.7% compared to the same period of 2020, as a combined result of a 17.2% increase in parcel volume and a 1.3% decrease in parcel unit price. Revenue from freight forwarding services decreased by 38.9% compared to the same period of 2020 as cross border e-commerce demand and pricing gradually returned to normal post COVID-19 recovery. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills, increased 4.7%. Other revenues were mainly consisted of financing services and advertising services receipts.

	Three Months Ended December 31,
	2020		2021
		% of			% of
	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Line-haul transportation cost	2,956,311	35.8	3,350,847	525,821	36.4
Sorting hub operating cost	1,650,757	20.0	2,014,763	316,160	21.9
Freight forwarding cost	561,273	6.8	322,785	50,652	3.5
Cost of accessories sold	109,288	1.3	85,104	13,355	0.9
Other costs	1,121,184	13.6	1,193,096	187,223	12.9
Total cost of revenues	6,398,813	77.5	6,966,595	1,093,211	75.6

Total cost of revenues was RMB6,966.6 million (US$1,093.2 million) compared to RMB6,398.8 million in the same period last year, an increase of 8.9% against 17.2% volume increase year over year.

Line haul transportation cost was RMB3,350.8 million (US$525.8 million), an increase of 13.3% from RMB2,956.3 million in the same period last year. Line-haul transportation cost per parcel decreased 3.3% to RMB0.53 benefited mainly from improved operating efficiency through increased usage of high-capacity vehicles and better route planning. There were approximately 1,100 more self-owned and operated high-capacity vehicles in operation compared to the same period last year.

Sorting hub operating cost was RMB2,014.8 million (US$316.2 million), an increase of 22.1% from RMB1,650.8 million in the same period last year. The increase was primarily consisted of (i) RMB234.5 million (US$36.8 million) increase in labor-associated costs, a net result of wage increases offset by automation-driven headcount reductions, and (ii) RMB77.5 million (US$12.2 million) increase in depreciation and amortization costs from increased number of installed automated sorting equipment and facilities. Sorting hub operating cost per unit increased 4.1% to RMB0.32. As of December 31, 2021, 385 sets of automated sorting equipment were in service, compared to 339 sets as of December 31, 2020.

Cost of accessories sold was RMB85.1 million (US$13.4 million), decreased 22.1% compared with RMB109.3 million in the same period last year.

Other costs were RMB1,193.1 million (US$187.2 million), an increase of RMB71.9 million (US$11.3 million) compared to the same period last year. The increase was mainly consisted of an increase of RMB71.2 million (US$11.2 million) in tax surcharge driven by the expiration of tax relief policies during Covid-19 outbreak.

Gross Profit was RMB2,250.9 million (US$353.2 million), increased 21.1% from RMB1,858.3 million in the same period last year as a combined result of increased volume and decreased ASP absorbed by unit cost efficiency. Gross margin rate increased to 24.4% from 22.5% for the same period last year.

Total Operating Expenses were RMB196.9 million (US$30.9 million), compared to RMB291.7 million in the same period last year.

Selling, general and administrative expenses were RMB472.3 million (US$74.1 million), increased by 13.1% from RMB417.6 million in the same period last year, mainly from increases of compensation and benefits and office expenditures.

Other operating income, net was RMB275.4 million (US$43.2 million), compared to RMB125.9 million in the same period last year. Other operating income/expense mainly consisted of (i) RMB140.5 million (US$22.0 million) of VAT super deduction and (ii) government subsidies and tax rebates of RMB56.7 million (US$8.9 million).

Income from operations was RMB2,054.0 million (US$322.3 million), an increase of 31.1% from RMB1,566.6 million for the same period last year. Operating margin rate increased to 22.3% from 19.0% in the same period last year.

Interest income was RMB94.2 million (US$14.8 million), compared with RMB105.6 million in the same period last year.

Interest expenses was RMB24.9 million (US$3.9 million), compared with RMB12.2 million in the same period last year.

Loss from fair value changes of financial instruments was RMB0.3 million (US$0.1 million), compared with RMB0.9 million in the same period last year, which reflected fair value changes, assessed using market-based redemption prices estimated by selling banks, on financial instruments.

Income tax expenses were RMB371.4 million (US$58.3 million) compared to RMB289.6 million in the same period last year.

Net income was RMB1,747.7 million (US$274.2 million), which increased by 35.3% from RMB1,291.6 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.18 (US$0.34), compared to basic and diluted earnings per ADS of RMB1.55 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.18 (US$0.34), compared with RMB 1.55 in the same period last year.

Adjusted net income was RMB1,745.3 million (US$273.9 million), compared with RMB1,290.5 million during the same period last year.

EBITDA was RMB2,741.6 million (US$430.2 million), compared with RMB2,120.4 million in the same period last year.

Adjusted EBITDA was RMB2,739.2 million (US$429.8 million), compared to RMB2,119.3 million in the same period last year.

Net cash provided by operating activities was RMB3,023.8 million (US$474.5 million), compared with RMB2,040.3 million in the same period last year.

Fiscal Year 2021 Financial Results

	Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	21,900,201	86.9	27,450,922	4,307,649	90.3
Freight forwarding services	1,862,689	7.4	1,529,601	240,028	5.0
Sale of accessories	1,133,712	4.5	1,231,283	193,215	4.0
Others	317,688	1.2	194,033	30,448	0.7
Total revenues	25,214,290	100.0	30,405,839	4,771,340	100.0

Total Revenues were RMB30,405.8 million (US$4,771.3 million), an increase of 20.6% from RMB25,214.3 million last year. Revenue from the core express delivery business increased by 23.7%, as a combined result of a 31.1% increase in parcel volume and a 5.7% decrease in parcel unit price mainly driven by per parcel weight decline and volume incentives. Revenue from freight forwarding services decreased by 17.9% compared to last year as cross border e-commerce demand and pricing gradually returned to normal post COVID-19 recovery. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills, increased by 8.6%. Other revenues were mainly consisted of financing services and advertising services receipts.

	Year Ended December 31,
	2020		2021
	RMB	% of revenues	RMB	US$	% of revenues

	(in thousands, except percentages)
Line-haul transportation cost	8,697,081	34.5	11,487,810	1,802,688	37.8
Sorting hub operating cost	5,224,544	20.7	6,774,595	1,063,081	22.3
Freight forwarding cost	1,712,592	6.8	1,326,557	208,166	4.4
Cost of accessories sold	391,253	1.6	349,647	54,867	1.1
Other costs	3,351,714	13.3	3,877,853	608,521	12.7
Total cost of revenues	19,377,184	76.9	23,816,462	3,737,323	78.3

Total cost of revenues was RMB23,816.5 million (US$3,737.3 million) compared to RMB19,377.2 million in the same period last year, an increase of 22.9% against 31.1% volume increase year over year.

Line haul transportation cost was RMB11,487.8 million (US$1,802.7 million), an increase of 32.1% from RMB8,697.1 million last year. Line-haul transportation cost per parcel was RMB 0.52, which increased 0.8% compared to last year. This was primarily due to improved operating efficiency through increased usage of high-capacity vehicles and better route planning offset by (i) reduced toll road fee charges by a federal waiver policy which took effect in mid-February and lasted through early May in 2020 to provide relief and support economic recovery from COVID-19 outbreak, and (ii) the increase of diesel price.

Sorting hub operating cost was RMB6,774.6 million (US$1,063.1 million), an increase of 29.7% from RMB5,224.5 million last year. The increase was primarily consisted of (i) RMB1,109.6 million (US$174.1 million) increase in labor-associated costs, a result of wage increases and headcount increase against higher volume growth, and (ii) RMB269.8 million (US$42.3 million) increase in depreciation and amortization costs from increased number of installed automated sorting equipment and facilities. Sorting hub operating cost per unit declined by 1.1% to RMB0.30 compared with last year mainly driven by higher utilization of automation equipment and improved economies of scale.

Cost of accessories sold was RMB349.6 million (US$54.9 million), decreased 10.6% compared with RMB391.3 million last year.

Other costs were RMB3,877.9 million (US$608.5 million), an increase of RMB526.1 million (US$82.6 million) from RMB3,351.7 million in 2020, primarily due to (i) an increase in costs associated with serving key enterprise customers of RMB269.6 million (US$42.3 million); and (ii) an increase of RMB188.3 million (US$29.5 million) in tax surcharge driven by the expiration of tax relief policies during Covid-19 outbreak.

Gross Profit was RMB6,589.4 million (US$1,034.0 million), an increase of 12.9% from RMB5,837.1 million last year. Gross profit margin decreased to 21.7% from 23.1% in 2020, which resulted mainly from competition-led ASP decline partially offset by cost productivity gain.

Total Operating Expenses were RMB1,086.4 million (US$170.5 million), compared to RMB1,082.7 million last year.

Selling, general and administrative expenses were RMB1,875.9 million (US$294.4 million), an increase of 12.8% from RMB1,663.7 million last year. The increase was primarily due to (i) an increase of RMB124.6 million (US$19.5 million) in compensation and benefit expenses; (ii) an increase of RMB62.9 million (US$9.9 million) in headquarter facility expenses; and (iii) an increase of RMB22.2 million (US$3.5 million) in depreciation and amortization expenses.

Other operating income, net was RMB789.5 million (US$123.9 million), compared with RMB581.0 million last year. The increase is mainly composed of (i) the RMB250.3 million (US$39.3 million) of VAT super deduction, (ii) an increase in government subsidies and tax rebate of RMB23.4 million (US$3.7 million), and offset by (iii) RMB91.5 million (US$14.4 million) ADR fee rebate.

Income from operations was RMB5,503.0 million (US$ 863.5 million), an increase of 15.7% from RMB4,754.4 million last year. Operating margin decreased to 18.1% from 18.9% last year.

Interest income was RMB363.9 million (US$57.1 million), compared with RMB442.7 million in 2020.

Gain on disposal of equity investees and subsidiary was RMB2.4 million (US$0.4 million), compared with RMB1.1 million in 2020.

Gain from fair value changes of financial instruments was RMB52.9 million (US$8.3 million), compared with negative RMB0.9 million in 2020, which reflected fair value changes, assessed using market-based redemption prices estimated by selling banks, on financial instruments.

Foreign currency exchange loss, before tax was RMB56.5 million (US$8.9 million), mainly due to the depreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Income tax expenses were RMB1,005.5 million (US$157.8 million) compared to RMB689.8 million in 2020. In the third quarter of 2020, an income tax refund of RMB200.7 million was received by Shanghai Zhongtongji Network, a wholly owned subsidiary, for being recognized as a "Key Software Enterprise" that qualified for a preferential tax rate of 10% for tax year 2019.

Net income increased 8.7% to RMB4,701.3 million (US$737.7 million) from RMB4,326.4 million in 2020. Net income margin was 15.5% in 2021 compared with 17.2% in 2020.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB5.80 (US$ 0.91), compared to basic and diluted earnings per ADS of RMB5.42 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB6.10 (US$0.96), compared with that of RMB5.75 for 2020.

Adjusted net income was RMB4,947.0 million (US$776.3 million), compared with RMB4,589.5 million last year.

EBITDA was RMB8,055.0 million (US$1,264.0 million), compared with RMB6,892.0 million last year.

Adjusted EBITDA was RMB8,300.7 million (US$1,302.6 million), compared with RMB7,155.1 million last year.

Net cash provided by operating activities was RMB 7,220.2 million (US$ 1,133.0 million), increased by 45.8% from RMB4,950.7 million last year.

Business Outlook

Based on current market conditions and current operations, the Company’s parcel volume for 2022 is expected to be in the range of 26.30 billion to 27.64 billion, representing a 18% to 24% increase year over year. Above estimates represent management’s current and preliminary view, which are subject to change.

Special Dividend

The board of directors has approved a special dividend of US$0.25 per ADS and share for 2021 to shareholders of record as of the close of business on April 8, 2022. For holders of class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 8, 2022 (Hong Kong Time). The payment date is expected to be April 22, 2022 for holders of class A ordinary shares and on April 27, 2022 for holders of ADSs.

Company Share Purchase

On November 14, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2020, the board of directors of the Company approved the extension of the active share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. The Company expects to fund the repurchases out of its existing cash balance. As of December 31, 2021, the Company has purchased an aggregate of 36,074,242 ADSs at an average purchase price of US$25.21, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.3726 to US$1.00, the noon buying rate on December 30, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Wednesday, March 16, 2022 (8:30 AM Beijing Time on March 17, 2022).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	6877338

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 23, 2022:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	6411558

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the fourth quarter and fiscal year of 2021, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and fiscal year of 2021 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended December 31,			Year Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	8,257,144	9,217,519	1,446,430	25,214,290	30,405,839	4,771,340
Cost of revenues	(6,398,813)	(6,966,595)	(1,093,211)	(19,377,184)	(23,816,462)	(3,737,323)
Gross profit	1,858,331	2,250,924	353,219	5,837,106	6,589,377	1,034,017
Operating income (expenses):
Selling, general and administrative	(417,572)	(472,284)	(74,112)	(1,663,712)	(1,875,869)	(294,365)
Other operating income, net	125,867	275,363	43,210	580,973	789,503	123,890
Total operating expenses	(291,705)	(196,921)	(30,902)	(1,082,739)	(1,086,366)	(170,475)
Income from operations	1,566,626	2,054,003	322,317	4,754,367	5,503,011	863,542
Other income (expenses):
Interest income	105,559	94,208	14,783	442,697	363,890	57,102
Interest expense	(12,174)	(24,852)	(3,900)	(35,307)	(126,503)	(19,851)
(Loss)/Gain from fair value changes of financial instruments	(877)	(337)	(53)	(877)	52,909	8,303
Gain on disposal of equity investees and subsidiary	1,086	2,357	370	1,086	2,357	370
Foreign currency exchange loss, before tax	(81,873)	(22,310)	(3,501)	(127,180)	(56,467)	(8,861)
Income before income tax, and share of loss in equity method	1,578,347	2,103,069	330,016	5,034,786	5,739,197	900,605
Income tax expense	(289,605)	(371,429)	(58,285)	(689,833)	(1,005,451)	(157,777)
Share of gain/(loss) in equity method investments	2,871	16,046	2,518	(18,507)	(32,419)	(5,087)
Net income	1,291,613	1,747,686	274,249	4,326,446	4,701,327	737,741
Net (loss)/income attributable to
noncontrolling interests	(3,472)	14,644	2,298	(14,233)	53,500	8,395
Net income attributable to ZTO Express (Cayman) Inc.	1,288,141	1,762,330	276,547	4,312,213	4,754,827	746,136
Net income attributable to ordinary shareholders	1,288,141	1,762,330	276,547	4,312,213	4,754,827	746,136
Net earnings per share attributed to ordinary shareholders
Basic	1.55	2.18	0.34	5.42	5.80	0.91
Diluted	1.55	2.18	0.34	5.42	5.80	0.91
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	832,986,610	808,448,289	808,448,289	796,097,532	819,961,265	819,961,265
Diluted	832,986,610	808,448,289	808,448,289	796,147,504	819,961,265	819,961,265
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment	(597,778)	(17,602)	(2,762)	(771,291)	(146,533)	(22,994)
Comprehensive income	693,835	1,730,084	271,487	3,555,155	4,554,794	714,747
Comprehensive (loss)/income attributable to noncontrolling interests	(3,472)	14,644	2,298	(14,233)	53,500	8,395
Comprehensive income attributable to ZTO Express (Cayman) Inc.	690,363	1,744,728	273,785	3,540,922	4,608,294	723,142

Unaudited Condensed Consolidated Balance Sheets Data:

	As of
	December 31,
	2020	December 31, 2021
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	14,212,778	9,721,225	1,525,472
Restricted cash	133,196	27,736	4,352
Accounts receivable, net	746,013	933,444	146,478
Financing receivables	492,159	1,111,461	174,412
Short-term investment	3,690,402	2,845,319	446,493
Inventories	53,070	82,961	13,018
Advances to suppliers	589,042	667,855	104,801
Prepayments and other current assets	2,334,688	3,142,368	493,106
Amounts due from related parties	73,278	133,990	21,026
Total current assets	22,324,626	18,666,359	2,929,158
Investments in equity investee	3,224,463	3,730,448	585,389
Property and equipment, net	18,565,161	24,929,897	3,912,045
Land use rights, net	4,360,673	5,335,549	837,264
Intangible assets, net	41,832	35,634	5,592
Operating lease right-of-use assets	876,259	897,238	140,796
Goodwill	4,241,541	4,241,541	665,590
Deferred tax assets	720,561	934,848	146,698
Long-term investment	1,842,000	1,214,500	190,582
Long-term financing receivables	1,970,340	1,412,956	221,724
Other non-current assets	537,294	762,273	119,617
Amounts due from related parties-non current	500,000	611,100	95,895
TOTAL ASSETS	59,204,750	62,772,343	9,850,350

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	1,432,929	3,458,717	542,748
Accounts payable	1,635,888	1,957,529	307,179
Notes payable	326,200	174,920	27,449
Advances from customers	1,119,666	1,226,549	192,472
Income tax payable	48,628	86,789	13,619
Amounts due to related parties	16,655	22,786	3,576
Operating lease liabilities	246,394	250,995	39,387
Acquisition consideration payable	22,942	22,942	3,600
Dividends payable	11,198	708	111
Other current liabilities	4,487,084	5,794,380	909,263
Total current liabilities	9,347,584	12,996,315	2,039,404
Non-current operating lease liabilities	502,481	556,091	87,263
Deferred tax liabilities	254,987	292,356	45,877
TOTAL LIABILITIES	10,105,052	13,844,762	2,172,544

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 855,301,115 shares issued and 828,869,972 shares outstanding as of December 31, 2020; 826,943,309 shares issued and 808,448,289 shares outstanding as of December 31, 2021)	553	535	84
Additional paid-in capital	30,613,948	28,229,026	4,429,750
Treasury shares, at cost	(2,578,870)	(2,067,009)	(324,359)
Retained earnings	21,038,753	22,716,799	3,564,762
Accumulated other comprehensive loss	(95,571)	(242,104)	(37,991)
ZTO Express (Cayman) Inc. shareholders’ equity	48,978,813	48,637,247	7,632,246
Noncontrolling interests	120,885	290,334	45,560
Total Equity	49,099,698	48,927,581	7,677,806
TOTAL LIABILITIES AND EQUITY	59,204,750	62,772,343	9,850,350

Summary of Condensed Unaudited Consolidated Cash Flow Data:

	Three Months Ended December 31,			Year Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	2,040,259	3,023,783	474,498	4,950,749	7,220,217	1,133,010
Net cash (used in) investing activities	(2,916,733)	(2,814,265)	(441,620)	(3,549,341)	(8,756,533)	(1,374,091)
Net cash (used in)/ provided by financing activities	(628,169)	(787,457)	(123,569)	8,337,407	(2,903,985)	(455,699)
Effect of exchange rate changes on cash cash equivalents and restricted cash	(566,354)	(47,876)	(7,513)	(656,137)	(150,430)	(23,606)
Net (decrease)/ increase in cash, cash
equivalents and restricted cash	(2,070,997)	(625,815)	(98,204)	9,082,678	(4,590,731)	(720,386)
Cash, cash equivalents and restricted cash at beginning of period	16,431,089	10,395,176	1,631,230	5,277,414	14,360,092	2,253,412
Cash, cash equivalents and restricted cash at end of period	14,360,092	9,769,361	1,533,026	14,360,092	9,769,361	1,533,026

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	December 31,	December,
	2020	2021
	RMB	RMB	US$

	(in thousands)
Cash and cash equivalents	14,212,778	9,721,225	1,525,472
Restricted cash, current	133,196	27,736	4,352
Restricted cash, non-current	14,118	20,400	3,202
Total cash, cash equivalents and restricted cash	14,360,092	9,769,361	1,533,026

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	1,291,613	1,747,686	274,249	4,326,446	4,701,327	737,741
Add:
Share-based compensation expense (1)	—	—	—	264,154	248,027	38,921
Less:
Gain on disposal of equity investees and subsidiary (1)	(1,086)	(2,357)	(370)	(1,086)	(2,357)	(370)
Adjusted net income	1,290,527	1,745,329	273,879	4,589,514	4,946,997	776,292

Net income	1,291,613	1,747,686	274,249	4,326,446	4,701,327	737,741
Add:
Depreciation	503,814	567,264	89,016	1,758,638	2,102,310	329,898
Amortization	23,184	30,354	4,763	81,824	119,458	18,746
Interest expenses	12,174	24,852	3,900	35,307	126,503	19,851
Income tax expenses	289,605	371,429	58,285	689,833	1,005,451	157,777
EBITDA	2,120,390	2,741,585	430,213	6,892,048	8,055,049	1,264,013
Add:
Share-based compensation expense	—	—	—	264,154	248,027	38,921
Gain on disposal of equity investees and subsidiary	(1,086)	(2,357)	(370)	(1,086)	(2,357)	(370)
Adjusted EBITDA	2,119,304	2,739,228	429,843	7,155,116	8,300,719	1,302,564

(1)       Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	1,288,141	1,762,330	276,547	4,312,213	4,754,827	746,136
Add:
Share-based compensation expense (1)	—	—	—	264,154	248,027	38,921
Less:
Gain on disposal of equity investees and subsidiary (1)	(1,086)	(2,357)	(370)	(1,086)	(2,357)	(370)

Adjusted Net income attributable to ordinary shareholders	1,287,055	1,759,973	276,177	4,575,281	5,000,497	784,687

Weighted average shares used in
calculating net earnings per ordinary share/ADS
Basic	832,986,610	808,448,289	808,448,289	796,097,532	819,961,265	819,961,265
Diluted	832,986,610	808,448,289	808,448,289	796,147,504	819,961,265	819,961,265

Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.55	2.18	0.34	5.42	5.80	0.91
Diluted	1.55	2.18	0.34	5.42	5.80	0.91

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	1.55	2.18	0.34	5.75	6.10	0.96
Diluted	1.55	2.18	0.34	5.75	6.10	0.96

(1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508